Mail Stop 4561

November 30, 2007

By U.S. Mail and facsimile to (330) 490-4555

Thomas W. Swidarski, Chief Executive Officer
Diebold, Inc.
5995 Mayfair Road
P.O. Box 3077
North Canton, OH 44720-8077

      Re: Diebold, Inc.
              Definitive 14A
              Filed March 19, 2007
              File No. 001-04879

Dear Mr. Swidarski:

      We have reviewed your response letter dated September 21, 2007 and have the following comments. Please respond to our comment by December 14, 2007 or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. Please revisit your responses to comments 4, 6-7, 10, and 13 of our letter dated August 21, 2007 and provide us with a clear indication of the extent to which you intend to comply with the comments in future filings. Although you have provided us with additional information to consider in better understanding your disclosure, it is still not clear how you intend to comply with the comments in future filings. Please advise.

Please contact me at (202) 551-3397 with any questions.

Sincerely,

Jay E. Ingram
Attorney Advisor